November 12, 2013

Ms. Linda Cvrkel Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re: GeneLink, Inc. Form 10-K for the Year Ended December 31, 2012 Filed April 1, 2013 Form 10-Q for the Quarter Ended March 31, 2013 Filed May 15, 2013 File No. 000-30518

Dear Ms. Cvrkel:

We have responded to your comments below.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page 41

1. We note from your response to our prior comment 3 that you will file an amended Form 10-K with the name or signature of your certified public accounting firm. Please file this amended Form 10-K accordingly.

RESPONSE: We read your comment and we will file the amended Form 10-K for 2012 in a timely manner.

Notes to the Audited Financial Statements

Note 11. Sale of Subsidiary and Licensing Agreements, page 59

2. We note from your response to our prior comment 3 that the amount received for the earn-out payment is appropriately recognized as revenue in the six months ended June 30, 2103 because the earnings target is based on revenue. However, we continue to believe that because this was contingent consideration related to the sale of your GeneWize subsidiary, any amounts received should be recorded as non-operating income, as they represent additional gains on the sale of the subsidiary. Please revise accordingly, or alternatively, please explain the authoritative accounting literature you relied upon to support your accounting treatment of the earn-out payment.

RESPONSE: We read your comment and we will revise all earn-out received to be recorded as non-operating income and moving forward we will include earn-out in non-operating income in our filings.

Sincerely,

/s/ Bernard Kasten, Jr. MD Chief Executive Officer GeneLink, Inc.